Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

Announcement on the Resolutions of the Fifteenth Meeting of the Fifth Session of the Board of Directors of China Life Insurance Company Limited

The fifteenth meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on October 26, 2017 at the conference room located at A18 of China Life Plaza in Beijing. The directors were notified of the Meeting by way of a written notice dated October 13, 2017. Out of the Company’s eleven directors, nine directors attended the Meeting. The following directors attended the Meeting in person: Yang Mingsheng, chairman and executive director of the Company, Lin Dairen and Xu Haifeng, executive directors of the Company, Wang Sidong and Liu Huimin, non-executive directors of the Company, and Chang Tso Tung, Stephen, Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie, independent non-executive directors of the Company. The following directors of the Company were on leave for business: Xu Hengping, executive director of the Company, and Yin Zhaojun, non-executive director of the Company, and they authorized in writing, respectively, Xu Haifeng, executive director of the Company, and Liu Huimin, non-executive director of the Company, to act on their behalf and cast the votes for them. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chairman Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	Proposal on the 2017 Third Quarter Report of the Company

The independent directors gave their independent opinions and agreed on the changes in accounting estimates for the third quarter of 2017. For the details of the changes in accounting estimates for the third quarter of 2017, please refer to a separate announcement issued by the Company on the same date of this announcement.

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

2.	Proposal on Convening the First Extraordinary General Meeting of Shareholders for the Year 2017

A separate notice of the First Extraordinary General Meeting of Shareholders for the Year 2017 will be issued.

Voting result: 11 for, 0 against, with no abstention

3.	Proposal on the Senior Management Performance Target Contract for the Year 2017

Voting result: 11 for, 0 against, with no abstention

4.	Proposal on the Work Arrangement regarding the Selection and Appointment of the Auditor of the Company for the Year 2018-2020

Voting result: 11 for, 0 against, with no abstention

5.	Proposal on Renewal of the Policy Management Agreement between the Company and China Life Insurance (Group) Company

Affiliated directors, including Yang Mingsheng, Wang Sidong, Liu Huimin and Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement issued by the Company on the same date of this announcement for the details.

Voting result: 7 for, 0 against, with no abstention

6.	Proposal on Renewal of the Framework Agreement for Daily Connected Transactions between the Company and China Life Wealth Management Company Limited

This transaction constitutes a connected transaction under the listing rules of the Hong Kong Stock Exchange. Affiliated directors, including Yang Mingsheng, Lin Dairen, Xu Haifeng, Wang Sidong, Liu Huimin and Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 5 for, 0 against, with no abstention

7.	Proposal on the Signing of the Framework Agreement for Connected Transactions between China Life AMP Asset Management Co., Ltd. and China Life Investment Holding Company Limited

Affiliated directors, including Yang Mingsheng, Wang Sidong, Liu Huimin and Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement issued by the Company on the same date of this announcement for the details.

Voting result: 7 for, 0 against, with no abstention

8.	Proposal on the Company’s Investment in Project 703

Affiliated directors, including Yang Mingsheng, Lin Dairen, Wang Sidong, Liu Huimin and Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement issued by the Company on the same date of this announcement for the details.

Voting result: 6 for, 0 against, with no abstention

Commission File Number 001-31914

9.	Proposal on the Company’s Investment in Project NFJR

This transaction constitutes a connected transaction under the listing rules of the Shanghai Stock Exchange. Affiliated director Yang Mingsheng abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement issued by the Company on the same date of this announcement for the details.

Voting result: 10 for, 0 against, with no abstention

10.	Proposal on China Life Xinda Endowment Insurance Product

Voting result: 11 for, 0 against, with no abstention

11.	Proposal on the 2017 Third Quarter Solvency Report of the Company

Voting result: 11 for, 0 against, with no abstention

12.	Proposal on the Report on the Rectification Status and Plan of the Issues Found in the 2016 Anti-Money Laundering Onsite Enforcement and Inspection

Voting result: 11 for, 0 against, with no abstention

13.	Proposal on the Amendment of the Investment Management Measures of the Company

Voting result: 11 for, 0 against, with no abstention

14.	Proposal on the Amendment of the Management Measures of the Holding Subsidiaries of the Company

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

October 26, 2017